Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2026 and 2025

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in millions of US dollars)

		Jun. 30,	Dec. 31,
	Note	2026	2025
Assets
Current assets
Cash and cash equivalents	8	$890.9	$568.9
Trade and other receivables	9	204.0	377.8
Inventories	10	189.8	199.2
Prepaid expenses and other current assets		14.7	15.2
Other financial assets	11	53.3	0.8
Taxes receivable		3.6	1.2
		1,356.3	1,163.1
Receivables	9	188.8	16.1
Inventories	10	35.0	21.6
Other financial assets	11	153.9	130.9
Intangibles and other assets	12	40.2	58.6
Property, plant and equipment	13	6,196.5	4,693.9
Deferred tax assets		21.2	66.5
Goodwill		70.1	72.6
		$8,062.0	$6,223.3
Liabilities
Current liabilities
Trade and other payables		$318.3	$342.8
Taxes payable		63.9	117.4
Other liabilities	14	67.1	94.7
Other financial liabilities	15	95.0	122.9
Lease liabilities	16	27.0	26.7
Current portion of long-term debt	17	-	472.1
Deferred revenue	18	33.2	52.1
		604.5	1,228.7
Other financial liabilities	15	274.2	155.0
Lease liabilities	16	26.0	29.3
Long-term debt	17	860.2	536.5
Deferred revenue	18	263.9	265.0
Pension obligations		3.7	7.5
Other employee benefits		82.4	82.4
Environmental and other provisions	19	327.5	312.6
Deferred tax liabilities		359.0	375.3
		2,801.4	2,992.3
Equity
Share capital	21b	3,808.4	2,668.2
Reserves		206.2	102.3
Retained earnings		782.6	460.5
Equity attributable to owners of the Company		4,797.2	3,231.0
Non-controlling interest	5	463.4	-
		$8,062.0	$6,223.3
Commitments (note 24)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Income (Unaudited and in millions of US dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
Revenue	7a	$631.3	$536.4	$1,388.6	$1,131.3
Cost of sales
Mine operating costs		273.5	263.5	562.9	519.0
Depreciation and amortization	7b	88.8	96.4	188.7	204.5
		362.3	359.9	751.6	723.5
Gross profit		269.0	176.5	637.0	407.8
Selling and administrative expenses		19.9	20.7	54.3	34.4
Exploration expenses		19.2	9.4	35.4	23.3
Other operating expenses	7c	4.7	7.1	14.8	12.3
Re-evaluation adjustment - environmental provision	19	5.5	(13.8)	7.6	(1.0)
Results from operating activities		219.7	153.1	524.9	338.8
Interest expense on long term debt	7d	13.3	15.6	27.7	31.5
Accretion on streaming arrangements	7d	4.5	5.2	9.0	9.6
Change in fair value of financial instruments	7d	(48.7)	(4.1)	(111.6)	(9.3)
Other net finance expense (income)	7d	10.2	(16.7)	20.4	(17.4)
Other (income) expenses		(20.7)	-	(54.5)	14.4
Income before tax		240.4	153.1	579.4	324.4
Tax expense	20	102.3	38.4	249.8	110.5
Net income for the period		$138.1	$114.7	$329.6	$213.9

Attributable to:
Owners of the Company		$137.4	$117.7	$327.8	$218.1
Non-controlling interest		0.7	(3.0)	1.8	(4.2)
Net income for the period		$138.1	$114.7	$329.6	$213.9

Earnings per share attributable to owners
Basic and diluted		$0.34	$0.30	$0.82	$0.55

Weighted average number of common shares outstanding:
Basic	22	400,356,079	395,085,907	397,729,494	395,018,364
Diluted	22	402,015,613	395,827,311	399,454,269	395,759,554

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited and in millions of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net income for the period	$138.1	$114.7	$329.6	$213.9

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net (loss) gain on translation of foreign currency balances	(8.9)	26.4	(18.5)	26.8

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain	1.8	1.2	3.7	2.5
Tax effect	(1.0)	0.1	(1.0)	(0.1)
	0.8	1.3	2.7	2.4

Other comprehensive (loss) gain net of tax, for the period	(8.1)	27.7	(15.8)	29.2
Total comprehensive income for the period	$130.0	$142.4	$313.8	$243.1

Attributable to:
Owners of the Company	$129.3	$142.3	312.0	244.1
Non-controlling interest	0.7	0.1	1.8	(1.0)
Total comprehensive income for the period	$130.0	142.4	$313.8	$243.1

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in millions of US dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025	2026	2025
Cash generated from operating activities:
Net income for the period		$138.1	$114.7	$329.6	$213.9
Items not affecting cash:
Tax expense	20	102.3	38.4	249.8	110.5
Depreciation and amortization	7b	89.3	96.8	190.1	205.3
Share-based compensation	7e	10.5	10.8	34.7	14.8
Other (income) expenses	7d	(20.7)	-	(54.5)	14.4
Inventory adjustments	10	0.9	3.5	0.9	4.7
Amortization of deferred revenue and variable consideration	7a	(9.5)	(15.4)	(29.0)	(44.7)
Pension and other employee benefit payments, net of accruals		1.0	0.9	3.7	4.1
Amortization of community agreements		4.8	3.1	10.0	5.0
Re-evaluation adjustment - environmental obligation	19	5.5	(13.8)	7.6	(1.0)
Write-down/loss on disposal of PP&E	7c	0.5	0.3	1.5	0.9
Decommissioning and restoration payments		(3.5)	(0.4)	(6.7)	(0.5)
Other	25a	(0.2)	(1.1)	(56.1)	(8.6)
Taxes paid		(108.9)	(43.9)	(262.8)	(161.4)
Operating cash flow before change in non-cash working capital		210.1	193.9	418.8	357.4
Change in non-cash working capital	25b	86.9	66.0	89.5	27.3
		297.0	259.9	508.3	384.7
Cash used in investing activities:
Acquisition of property, plant and equipment		(152.9)	(121.7)	(293.1)	(213.1)
Acquisition of intangibles		(0.5)	(0.8)	(0.9)	(2.4)
Community agreements		(13.0)	(5.2)	(16.7)	(9.0)
Grants received		0.3	-	0.3	-
Cash and cash equivalents acquired in acquisitions, net of transaction and closing costs paid	4	11.9	-	11.9	-
Net purchase of investments	11	(7.2)	-	(38.7)	(13.8)
Proceeds from disposition of property, plant and equipment		-	-	-	0.1
Change in restricted cash		-	0.6	-	0.8
Maturity of short-term investments		-	20.0	-	40.0
Investment income received		6.9	6.5	16.1	12.5
		(154.5)	(100.6)	(321.1)	(184.9)
Cash (used in) generated from financing activities:
Proceeds from drawdown on revolving credit facility	17b	272.0	-	272.0	-
Repurchase of senior unsecured notes, net of discount	17a	(472.5)	(50.0)	(472.5)	(50.0)
Release of restricted cash related to municipal bond financing	11	1.0	-	1.0	-
Repayment of deferred Copper Mountain acquisition consideration		(3.0)	-	(3.0)	-
Copper Mountain non-controlling interest - acquisition payment	6	-	(6.0)	-	(6.0)
Equity issuance, net of transaction and share issuance costs	21b	-	4.2	-	4.2
Interest paid on long-term debt		(30.0)	(29.9)	(30.0)	(29.9)
Financing costs		(3.1)	(2.9)	(5.9)	(6.1)
Lease payments	16	(9.0)	(9.3)	(18.4)	(18.4)
Equipment financing payments		(7.4)	(4.6)	(14.1)	(8.9)
Net payments on settlement of non-QP hedges		-	(1.6)	-	(3.4)
Net proceeds from exercise of stock options and warrants		1.0	1.2	3.0	1.6
Proceeds from sale of Copper World non-controlling interest, net of transaction costs	5	-	-	411.7	-
Dividends paid	21b	(2.8)	-	(5.7)	(2.8)
		(253.8)	(98.9)	138.1	(119.7)
Effect of movement in exchange rates on cash		(1.6)	2.5	(3.3)	3.6
Net (decrease) increase in cash and cash equivalents		(112.9)	62.9	322.0	83.7
Cash and cash equivalents, beginning of the period		1,003.8	562.6	568.9	541.8
Cash and cash equivalents, end of the period		$890.9	$625.5	$890.9	$625.5

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in millions of US dollars)

	Share capital (note 21)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2025	$2,641.3	$61.5	$(48.4)	$1.2	$(102.4)	$2,553.2	$94.2	$2,647.4
Net income (loss)	-	-	-	-	218.1	218.1	(4.2)	213.9
Other comprehensive income	-	-	23.6	2.4	-	26.0	3.2	29.2
Total comprehensive income (loss)	-	-	23.6	2.4	218.1	244.1	(1.0)	243.1
Contributions by and distributions to owners:
Dividends (note 21b)	-	-	-	-	(2.8)	(2.8)	-	(2.8)
Share issued on equity raise, net of share issuance costs	4.2	-	-	-	-	4.2	-	4.2
Copper Mountain non-controlling interest acquisition (note 6)	-	61.3	(4.0)	-	-	57.3	(93.2)	(35.9)
Stock options	-	1.3	-	-	-	1.3	-	1.3
Issuance of shares related to stock options and warrants exercised	2.4	(0.8)	-	-	-	1.6	-	1.6
Tax adjustments in respect of prior years	4.4	-	-	-	-	4.4	-	4.4
Total contributions by and distributions to owners	11.0	61.8	(4.0)	-	(2.8)	66.0	(93.2)	(27.2)
Balance, June 30, 2025	2,652.3	123.3	(28.8)	3.6	112.9	2,863.3	-	2,863.3
Net income	-	-	-		350.4	350.4	-	350.4
Other comprehensive (loss) income	-	-	(1.1)	4.8	-	3.7	-	3.7
Total comprehensive (loss) income	-	-	(1.1)	4.8	350.4	354.1	-	354.1
Contributions by and distributions to owners:
Dividends (note 21b)	-	-	-	-	(2.8)	(2.8)	-	(2.8)
Flow-through shares issued, net of share issuance costs (note 21b)	13.7	-	-	-	-	13.7	-	13.7
Stock options	-	1.2	-	-	-	1.2	-	1.2
Issuance of shares related to stock options and warrants exercised	2.2	(0.7)	-	-	-	1.5	-	1.5
Total contributions by and distributions to owners	15.9	0.5	-	-	(2.8)	13.6	-	13.6
Balance, December 31, 2025	$2,668.2	$123.8	$(29.9)	$8.4	$460.5	$3,231.0	-	$3,231.0

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in millions of US dollars)

	Share capital (note 21)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2026	$2,668.2	$123.8	$(29.9)	$8.4	$460.5	$3,231.0	$-	$3,231.0
Net income	-	-	-	-	327.8	327.8	1.8	329.6
Other comprehensive (loss) income	-	-	(18.5)	2.7	-	(15.8)	-	(15.8)
Total comprehensive (loss) income	-	-	(18.5)	2.7	327.8	312.0	1.8	313.8
Contributions by and distributions to owners:
Dividends (note 21b)	-	-	-	-	(5.7)	(5.7)	-	(5.7)
Copper World non-controlling interest capital contribution, net of transaction costs (note 5)	-	119.9	-	-	-	119.9	461.6	581.5
Shares issued on acquisition of Arizona Sonoran (note 4)	1,135.6	-	-	-	-	1,135.6	-	1,135.6
Stock options	-	1.4	-	-	-	1.4	-	1.4
Issuance of shares related to stock options and warrants exercised	4.6	(1.6)	-	-	-	3.0	-	3.0
Total contributions by and distributions to owners	1,140.2	119.7	-	-	(5.7)	1,254.2	461.6	1,715.8
Balance, June 30, 2026	$3,808.4	$243.5	$(48.4)	$11.1	$782.6	$4,797.2	$463.4	$5,260.6

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three and six months ended June 30, 2026 and 2025 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at June 30, 2026 included, without limitation, Copper Mountain Mine (BC) Ltd. ("CMBC"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., and Hudbay Arizona ULC. Hudbay Arizona ULC indirectly owns (i) Mason Resources (US) Inc. ("Mason"), Arizona Sonoran Copper Company Inc. ("ASCU"), and (ii) 70% of Copper World LLC ("Copper World"), the entity that owns the Copper World project. Mitsubishi Corporation ("Mitsubishi"), an arms length party, owns the remaining 30% interest in Copper World.

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has a development pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company's common shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a) Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for annual financial statements prepared in accordance with IFRS® Accounting Standards as issued by the IASB.

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2025 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's material accounting policies are presented in note 3 in the Company's audited consolidated financial statements for the year ended December 31, 2025 and have been consistently applied in the preparation of these interim financial statements, except as noted below.

Deferred consideration receivable from the sale of non-controlling interest

Deferred consideration receivables arising from the sale of non-controlling interest are initially recognized as a financial asset at their fair value on the date the obligation arises. The fair value is determined by discounting the expected cash inflows to its present value using a company credit adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the company. The deferred consideration will be classified as a financial asset at amortized cost, with subsequent remeasurements recognized in profit or loss. Additionally, the asset will then be accreted and amortized until the maturity date, with the accretion expense flowing through profit or loss (note 5).

The Board of Directors approved these interim financial statements on July 28, 2026.

(b) Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS Accounting Standards requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2025, except as noted below.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

- Valuation of assets in an asset acquisition (note 4) - As the Company acquired ASCU through the issuance of the Company's common shares and the Company concluded that the acquisition of ASCU is an asset acquisition, a valuation was required to the fair value of the net assets acquired. The fair values of the net assets acquired were calculated using significant estimates and judgements. In particular, the fair value of the exploration property has been determined using an independent valuation involving discounted cash flow calculations. Such calculations and models were required to estimate, amongst other items, future production, future commodity prices, operating and capital input costs, discount rates and currency rates.

3. New standards

New standards and interpretations adopted

(a) Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the recognition or derecognition of a financial asset or liability, with a new exception for some financial liabilities settled through an electronic cash transfer system. The amendments also add guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, by introducing an additional SPPI test for financial assets with contingent features that are not related directly to a change in basic lending risks or costs. In addition, the amendments will add new disclosures for certain instruments with contractual terms that can change cash flows. Lastly, the amendments will require additional disclosures for equity instruments designated at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026, with early application permitted. The amendments have been adopted by the Company and the amendments did not result in any material changes to the condensed consolidated financial statements.

In December 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the application of the 'own-use' exemption and provide guidance on hedge accounting for companies that hedge their purchase or sales of electricity using renewable power purchase agreements. The amendments also introduce new disclosure requirements. The amendments are effective for reporting periods beginning on or after January 1, 2026. The amendments have been adopted by the Company and the amendments did not result in any material changes to the condensed consolidated financial statements.

New standards issued but not yet effective

(a) IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will replace IAS 1 Presentation of Financial Statements. The standard amends the presentation of the statement of income by introducing a newly defined 'operating profit' subtotal and a requirement for income and expenses to be allocated between three new distinct categories based on a company's main business activities, which are Operating, Financing and Investing. In addition, organizations will need to disclose certain 'non-GAAP' measures known as management-defined performance measures. The standard will be effective from January 1, 2027 with early adoption permitted and requires retrospective application. The Company is assessing the impact of adoption of this amendment on its condensed consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

4. Acquisition of Arizona Sonoran

On June 24, 2026, Hudbay acquired all the issued and outstanding common shares of ASCU not already owned by Hudbay by way of a court-approved plan of arrangement (the "ASCU Transaction"). Former ASCU shareholders (other than Hudbay) received 0.242 of a common share of Hudbay for each common share of ASCU held immediately prior to the effective time of the ASCU Transaction. In doing so, Hudbay obtained control of ASCU on June 24, 2026, and ASCU is now a wholly owned subsidiary of Hudbay.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Cactus project and therefore accounted for the ASCU Transaction as an asset acquisition.

The aggregate number of common shares issued by Hudbay as consideration was 46,794,082 Hudbay common shares (note 21b). In addition, as of the effective time of the ASCU Transaction, 20,844,771 ASCU common shares were held by Hudbay with a value of $123.1 million. For an asset acquisition settled with equity, entities are required to record the net assets acquired based on the fair value of the assets received in exchange for the equity issued, unless fair value cannot be estimated reliably. Hudbay incurred acquisition related costs of $8.3 million during 2026, mainly related to external legal and advisory fees and due diligence costs, which were capitalized and included as cost of acquiring the net assets. During the six months ended June 30, 2026, $1.8 million of these costs were paid in cash, while $6.5 million remained accrued at period end.

The fair value of net assets acquired was determined using a combination of income and cost methods. In particular, the fair values of Cactus project have been calculated using significant judgements and estimates. The following presents the fair value amount of identifiable assets acquired and liabilities assumed as at June 24, 2026:

Fair value of net assets acquired / (liabilities) assumed
Cash and cash equivalents	$63.0
Receivables	0.4
Prepaid expenses and other	0.4
Exploration property	1,357.0
Accounts payable and accrued liabilities	(31.0)
Other current liabilities	(20.0)
Deferred land payments	(102.8)
Total fair value of net identifiable assets acquired	$1,267.0

During the period of June 24, 2026 to June 30, 2026, ASCU paid transaction and closing payments that amounted to $49.3 million. These transaction and closing payments were accrued for prior to the effective time of the ASCU Transaction.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

5. Sale of non-controlling interest in Copper World

In January 2026, Hudbay closed its Copper World joint venture transaction with Mitsubishi, pursuant to which Mitsubishi completed its strategic investment for a 30% minority interest in Copper World, which owns the fully-permitted Copper World project in Arizona (the "JV Transaction"). On closing, Mitsubishi contributed approximately $420 million of cash to Copper World, and it will contribute an additional $180 million in cash to Copper World within 18 months of the closing date of the JV Transaction, in accordance with the terms of the definitive subscription agreement dated August 12, 2025. Following the completion of the JV Transaction, Hudbay retained a 70% controlling interest in Copper World and continues to consolidate Copper World. The JV Transaction was accounted for as an equity transaction resulting in the recognition of a non-controlling interest.

The Company recorded $581.5 million of total consideration for the JV Transaction which included the cash consideration of $422.7 million received on the closing date, $169.8 million of deferred consideration recorded as a long term receivable and $11.0 million of transaction costs recorded within equity. The carrying value of the non-controlling interest was increased by $461.6 million to reflect the change in the proportionate share of Copper World's net assets.

As a result of the JV Transaction, the Company recorded an increase to equity as follows:

Cash consideration received	$422.7
Deferred consideration receivable	169.8
Less: Carrying value of the non-controlling interest transferred	(461.6)
Less: Transaction costs recorded in equity	(11.0)
Surplus - recorded in equity	$119.9

The deferred consideration of $169.8 million will be accreted up to $180 million over the 18 month period. For the three and six months ended June 30, 2026, the Company recorded $1.7 million and $3.2 million, respectively, in accretion in long term receivable related to the deferred consideration within finance income (note 7d). The cash consideration received as part of the JV Transaction is designated for exclusive use by Copper World and is not available for general use by the Hudbay consolidated group.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

6. Copper Mountain non-controlling interest acquisition

On April 30, 2025, Hudbay completed the acquisition of Mitsubishi Materials Corporation's ("MMC") 25% minority interest in CMBC (the "CMBC Transaction"). The cash consideration of the CMBC Transaction consisted of:

• $4.5 million on the closing date of the CMBC Transaction,

• $21.0 million in seven annual deferred payments of $3.0 million each, commencing on the 12-month anniversary of the closing date of the CMBC Transaction, and

• up to $18.75 million in five additional contingent payments of $3.75 million each, payable in the years following New Ingerbelle achieving certain minimum annual operating thresholds. MMC's right to the contingent payments concludes on the 15-year anniversary of the closing date of the CMBC Transaction.

As a result of the CMBC Transaction, Hudbay increased its ownership of the Copper Mountain mine from 75% to 100%. CMBC is now a wholly owned subsidiary of Hudbay.

The Company recorded $35.9 million of total consideration for the CMBC Transaction which included the cash payment of $4.5 million on the closing date, $16.6 million of deferred payments and $13.3 million of contingent consideration recorded as financial liability at amortized cost (note 15) and $1.5 million of transaction costs recorded within equity.

As a result of the CMBC Transaction, the Company recorded an increase to equity as follows:

Carrying value of non-controlling interest as at April 30, 2025	$93.2
Transfer of net gain on translation of foreign currency balances	4.0
Less: total consideration	(35.9)
Surplus - recorded in equity	$61.3

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

7. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Copper	$333.8	$297.1	$713.9	$599.4
Gold	262.4	189.2	552.0	383.4
Zinc	9.6	7.1	21.5	21.4
Silver	34.1	13.9	66.5	28.2
Molybdenum	18.4	19.1	39.0	40.0
Other	0.1	-	5.0	(0.2)
Revenue from contracts	658.4	526.4	1,397.9	1,072.2
Non-cash streaming arrangement items: [1]
Amortization of deferred revenue - gold	2.5	5.9	11.6	14.3
Amortization of deferred revenue - silver	7.0	9.5	17.5	20.5
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	(0.1)	9.9
	9.5	15.4	29.0	44.7
Pricing and volume adjustments [2]	(36.7)	(2.1)	(35.3)	31.7
	631.2	539.7	1,391.6	1,148.6
Treatment and refining charges	0.1	(3.3)	(3.0)	(17.3)
	$631.3	$536.4	$1,388.6	$1,131.3
[1] See note 18.
[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of quotational pricing hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 18). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2026, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the six months ended June 30, 2026 resulted in a decrease in revenue of $0.1 million (six months ended June 30, 2025 - increase in revenue of $9.9 million).

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim statements of income as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Cost of sales	$88.8	$96.4	$188.7	$204.5
Selling and administrative expenses	0.5	0.4	1.4	0.8
	$89.3	$96.8	$190.1	$205.3

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

(c) Other operating expenses

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Regional costs	$2.1	$1.4	$5.8	$3.0
Write-down/loss on disposal of PP&E	0.5	0.3	1.5	0.9
Amortization of community costs (other assets)	3.5	1.7	7.4	2.3
Restructuring	-	-	-	0.1
Wildfire repair costs	-	2.1	-	2.1
Care & maintenance - Manitoba	3.7	2.9	6.9	6.3
Evaluation costs	9.2	0.3	12.1	1.5
Insurance recovery	(11.5)	-	(11.5)	-
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(2.8)	(1.2)	(6.1)	(3.1)
Option agreement proceeds	(1.0)	(1.0)	(1.6)	(2.5)
Other	1.0	0.6	0.3	1.7
	$4.7	$7.1	$14.8	$12.3

The Flin Flon concentrator and tailings impoundment is on care and maintenance to provide optionality should another mineral discovery occur in the Flin Flon area. During the three and six months ended June 30, 2026, care & maintenance costs were $3.7 million and $6.9 million, respectively (three and six months ended June 30, 2025 - $2.9 million and $6.3 million, respectively).

During the second quarter of 2026, a recovery of $11.5 million was recorded to reflect the business interruption insurance proceeds related to the wildfire evacuation and temporary suspension of operations at Manitoba. As of June 30, 2026, all of the proceeds related to this gain have been received.

During the second quarter of 2025, the Manitoba business unit incurred costs related to emergency and evacuation activities of $2.1 million as a result of regional wildfires in Snow Lake, Flin Flon and surrounding areas.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

  (d) Other (income) expense

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest expense on long-term debt
Interest expense on long-term debt	$13.3	$15.6	$27.7	$31.5
Accretion on streaming arrangements (note 18)
Additions	4.5	5.2	9.0	10.2
Variable consideration adjustments - prior periods	-	-	-	(0.6)
	4.5	5.2	9.0	9.6
Change in fair value of financial instruments
Unrealized loss (gain) on non-quotational pricing hedges	8.0	(1.1)	0.5	-
Realized loss on non-quotational pricing hedges	0.1	0.4	0.1	2.3
Investments at fair value through profit or loss (note 11)	(56.8)	(3.4)	(112.2)	(11.6)
	(48.7)	(4.1)	(111.6)	(9.3)
Other net finance expense (income)
Net foreign exchange loss (gain)	12.0	(18.9)	22.7	(22.0)
Accretion on community agreements measured at amortized cost	0.5	1.4	2.8	2.7
Accretion on environmental provisions	3.0	2.7	6.0	5.4
Accretion on Wheaton refund liability	0.2	0.1	0.4	0.3
Accretion on deferred and contingent liability (note 15)	0.4	0.3	0.9	0.3
Accretion on deferred consideration receivable (note 5)	(1.7)	-	(3.2)	-
Interest on equipment financing and leases	2.2	2.3	4.4	4.6
Interest income	(7.1)	(5.5)	(15.9)	(11.0)
Other finance expense	0.7	0.9	2.3	2.3
	10.2	(16.7)	20.4	(17.4)
Other (income) expense	$(20.7)	$-	$(54.5)	$14.4

Other finance expense relates primarily to standby fees on Hudbay's revolving credit facilities.

  (e) Share-based compensation expense

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Cost of sales	$1.2	$1.0	$4.1	$1.6
Selling and administrative expenses	9.0	9.5	29.6	12.8
Other expense	0.3	0.3	1.0	0.4
	$10.5	$10.8	$34.7	$14.8

Share-based compensation expense included within cost of sales, selling and administrative expenses, and other expenses relates to deferred share units, restricted share units, performance shares units and the Company's stock option plan. The increase in share-based compensation expense during the six months ended June 30, 2026 compared with the same period last year primarily relates to the change in the Company's share price, in addition to adjustments to the performance based multiplier on performance share units.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

8. Cash and cash equivalents

Cash and cash equivalents balances represent demand deposits and deposits with an original maturity date of less than three months. Cash and cash equivalents balance includes $334.5 million of cash held at Copper World, which is designated for exclusive use by Copper World and is not available for general use by the Hudbay consolidated group.

9. Trade and other receivables

	Jun. 30, 2026	Dec. 31, 2025
Current
Trade receivables	$163.1	$343.8
Statutory receivables	28.7	30.2
Other receivables	12.2	3.8
	204.0	377.8
Non-current
Taxes receivable	15.8	16.1
Deferred consideration receivable (note 5)	173.0	-
	188.8	16.1
	$392.8	$393.9

Trade receivables decreased to $163.1 million as at June 30, 2026 from $343.8 million as at December 31, 2025. The decrease was primarily due to a delay in scheduled shipments in Peru impacted by the temporary port closures as a result of ocean swells.

10. Inventories

	Jun. 30, 2026	Dec. 31, 2025
Current
Stockpile	$13.3	$17.9
Finished goods	65.7	76.0
Materials and supplies	110.8	105.3
	189.8	199.2
Non-current
Stockpile	19.3	5.3
Low grade stockpile[1]	5.5	5.7
Materials and supplies	10.2	10.6
	35.0	21.6
	$224.8	$220.8
[1]Primarily all of the low grade stockpile inventory is expected to be processed at the end of the Copper Mountain mine life.

The cost of inventories recognized as an expense, including depreciation and included in cost of sales, amounted to $315.9 and $644.7 million, respectively, for the three and six months ended June 30, 2026 (three and six months ended June 30, 2025 - $313.9 million and $630.3 million, respectively).

During the three and six months ended June 30, 2026, Hudbay recognized an expense of $0.9 million in cost of sales related to the writedown of certain non-current inventory supplies (three and six months ended June 30, 2025 - $2.4 million and $3.3 million, respectively).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

During the three and six months ended June 30, 2025, Hudbay recognized an expense of $1.1 million and $1.5 million, respectively, in cost of sales primarily related to adjustments of the carrying value of copper concentrate inventory to net realizable value.

11. Other financial assets

	Jun. 30, 2026	Dec. 31, 2025
Current
Derivative assets	$3.2	$0.6
Restricted cash	50.1	0.2
	53.3	0.8

Non-current
Investments at fair value through profit or loss	153.9	130.9
	153.9	130.9
	$207.2	$131.7

As at June 30, 2026, current financial assets include $49.8 million of restricted cash held in a project trust account managed by U.S. Bank Trust Company. These funds represent proceeds from the issuance of 4.50% Arizona Industrial Development Authority Solid Waste Disposal Revenue Bonds (Copper World project), Series 2026A (the "Municipal bonds") which are legally earmarked for qualifying solid waste disposal expenditures at the Copper World project (note 17c). The Municipal bonds were issued by the Arizona Industrial Development Authority and have an initial mandatory tender date of July 2, 2036. During the second quarter of 2026, $1.0 million was released from the Municipal bonds. The Company expects to draw upon these proceeds within the next twelve months, as a result, this balance has been classified as a current asset. These funds are not available for general operational or debt service use by other entities within the Hudbay consolidated group.

Investments at fair value through profit or loss primarily relate to common shares held in various mining companies. For the six months ended June 30, 2026, the Company recorded additions of $39.3 million, unrealized mark-to-market gains of $112.2 million (note 7d), disposals of $0.6 million, unrealized foreign exchange losses of $4.8 million and cancellation of ASCU shares as part of an asset acquisition of $123.1 million (note 4).

12. Intangibles and other assets

Intangibles and other assets of $40.2 million (December 31, 2025 - $58.6 million) includes $32.4 million of other assets (December 31, 2025 - $51.5 million) and $7.8 million of intangibles (December 31, 2025 - $7.1 million).

Other assets include $32.4 million (December 31, 2025 - $42.8 million) of the carrying value of certain future community costs that relate to original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Peru operation. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 15). Amortization of the carrying amount is recorded in the condensed consolidated interim statements of income within other expenses (note 7c) or exploration expenses, depending on the nature of the agreement.

Other assets also include $nil million related to cash advances and equipment financing advances made on long lease equipment (December 31, 2025 - $8.7 million).

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

13. Property, plant and equipment

Jun. 30, 2026	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$1,465.7	$-	$1,465.7
Capital works in progress	1,429.1	-	1,429.1
Mining properties	2,935.5	(1,583.6)	1,351.9
Plant and equipment	3,696.1	(1,822.4)	1,873.7
Plant and equipment - ROU assets[1]	275.9	(199.8)	76.1
	$9,802.3	$(3,605.8)	$6,196.5

Dec. 31, 2025	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$108.9	$-	$108.9
Capital works in progress	1,359.8	-	1,359.8
Mining properties	2,842.6	(1,523.0)	1,319.6
Plant and equipment	3,567.2	(1,743.7)	1,823.5
Plant and equipment - ROU assets[1]	273.5	(191.4)	82.1
	$8,152.0	$(3,458.1)	$4,693.9
[1] Includes $5.0 million of capital works in progress - ROU assets (cost) that relate to the Copper World segment (December 31, 2025 - $5.3 million related to the Copper World segment).

Exploration and evaluation assets increased to $1,465.7 as at June 30, 2026, from $108.9 million as at December 31, 2025. The increase was primarily related to closing of the ASCU Transaction (note 4).

14. Other liabilities

	Jun. 30, 2026	Dec. 31, 2025

Environmental and other provisions (note 19)	$61.1	$90.2
Pension obligations	2.0	0.9
Other employee benefits	4.0	3.6
	$67.1	$94.7

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

15. Other financial liabilities

	Jun. 30, 2026	Dec. 31, 2025
Current
Derivative liabilities	$8.2	$31.9
Deferred Copper Mountain acquisition consideration	3.0	3.0
Deferred land payments	5.0	-
Financing related to property, plant and equipment	31.6	26.2
Agreements with communities	47.2	61.8
	95.0	122.9

Non-current
Deferred Copper Mountain acquisition consideration	11.8	14.4
Contingent Copper Mountain acquisition consideration	14.3	13.9
Deferred land payments	97.8	-
Financing related to property, plant and equipment	99.7	66.0
Agreements with communities	42.3	44.1
Wheaton refund liability	8.3	7.9
Other financial liability	-	8.7
	274.2	155.0
	$369.2	$277.9

Financing related to property, plant and equipment represents agreements that Hudbay has entered into to purchase mining equipment and land. Hudbay owns the assets and finances the payment of these assets over the specified term. These agreements expire between 2026 and 2032 with interest rates between 2.25% and 7.55% per annum.

The following table summarizes changes in financing related to property, plant & equipment:

Balance, January 1, 2025	$76.7
Additions	33.1
Payments	(20.2)
Accretion and other movements	2.6
Balance, December 31, 2025	$92.2
Additions	56.3
Payments	(14.1)
Accretion and other movements	(3.1)
Balance, June 30, 2026	$131.3

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the six months ended June 30, 2026, there was a change in estimate related to amendments of life of mine agreements with respect to Constancia resulting in net reductions of $2.3 million. Payments will be made over the respective terms of the agreements, which have varying expiration dates ranging from 2026 to 2040.

As part of the CMBC Transaction, the Company recorded $16.6 million of deferred payment consideration and $13.3 million of contingent consideration as a financial liability at amortized cost on the closing of the CMBC Transaction. The deferred consideration will be settled over a period from 2026 to 2032, while the contingent consideration is payable between 2029 and 2033. During the three and six months ended June 30, 2026, accretion related to these liabilities were $0.4 million and $0.9 million, respectively (three and six months ended June 30, 2025 - $0.3 million) (note 7d).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

As part of the ASCU Transaction (note 4), the Company recorded $5.0 million of current and $98.8 million of long term deferred land payments. The deferred land payments are associated with the Consortium Land purchase completed by ASCU in August 2025 which includes surface rights and mineral rights to such lands. The deferred land payments bear interest at 6% per annum and are payable in installments of $5.0 million each year from 2026 to 2028 with the remaining $82.2 million payable on maturity on August 28, 2029, with the rights to pre-pay in whole or in part, at any time, without penalty. The deferred land payments are structured as secured vendor carryback loans, pursuant to which certain deeds of trust were provided to the consortium vendors on their respectively sold portions of the land sold pursuant to the sale and on certain other properties already held by Cactus 110 LLC, a wholly-owned indirect subsidiary of ASCU.

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a Wheaton refund liability, which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

16. Lease liabilities

Balance, January 1, 2025	$74.8
Additional capitalized leases	17.7
Lease payments	(36.9)
Derecognized leases	(0.9)
Accretion and other movements	1.3
Balance, December 31, 2025	$56.0
Additional capitalized leases	15.0
Lease payments	(18.4)
Derecognized leases	-
Accretion and other movements	0.4
Balance, June 30, 2026	$53.0

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2026	Dec. 31, 2025
Current	$27.0	$26.7
Non-current	26.0	29.3
	$53.0	$56.0

Hudbay has entered into leases which expire between 2026 and 2037. The interest rates on leases which were capitalized have interest rates between 2.50% and 8.49%, per annum. The range of interest rates utilized for discounting the lease depends mostly on Hudbay acting as a lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

The following outlines expenses recognized within the Company's condensed consolidated interim statements of income, relating to leases for which a recognition exemption was applied.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Short-term leases	$5.5	$3.4	$12.5	$5.5
Low value leases	0.1	0.1	0.2	0.2
Variable leases	5.3	4.8	11.3	9.0
Total	$10.9	$8.3	$24.0	$14.7

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim statements of income, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

17. Long-term debt

	Jun. 30, 2026	Dec. 31, 2025
Current:
Senior unsecured notes (a)	$-	$472.1

Non-current:
Senior unsecured notes (a)	539.4	538.8
Senior secured revolving credit facilities (b)	270.1	(2.3)
Senior unsecured municipal bonds (c)	50.7	-
	$860.2	$536.5
Total Long-term debt	$860.2	$1,008.6

(a) Senior unsecured notes

Balance, January 1, 2025	$1,111.1
Repurchases	(102.5)
Write-down of unamortized transaction costs	0.2
Accretion of transaction costs and premiums	2.1
Balance, December 31, 2025	$1,010.9
Accretion of transaction costs and premiums	1.0
Repayment	(472.5)
Balance, June 30, 2026	$539.4

As at June 30, 2026, $542.4 million aggregate principal amount of senior notes were outstanding, consisting solely of a series of 6.125% senior notes due April 2029 ("2029 notes").

On April 1, 2026, the Company repaid in full the outstanding aggregate principal amount of $472.5 million of its 4.50% senior notes due April 2026 ("2026 notes") at maturity, using a combination of available cash on hand and a $272.0 million draw on its revolving credit facilities (note 17b). As a result, the 2026 notes were no longer outstanding as at June 30, 2026.

During the year ended December 31, 2025, the Company repurchased and retired a total of $102.5 million of the 2026 notes at a discount, prior to maturity. For the year ended December 31, 2025, the discount of $0.4 million was recorded as Other expenses in the consolidated statements of income. Upon the repurchase and retirement of $102.5 million of senior unsecured notes, the unamortized transaction costs related to this principal amount for the year ended December 31, 2025 of $0.2 million were recorded as a finance expense in the consolidated statements of income.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded or unrestricted subsidiaries, and subsidiaries that hold the Copper World, Mason and Cactus projects as well as any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

(b) Senior secured revolving credit facilities

Balance, January 1, 2025[1]	$(3.6)
Accretion of transaction costs	1.3
Transaction costs	-
Balance, December 31, 2025[1]	$(2.3)
Proceeds from drawdown	272.0
Accretion of transaction costs	0.4
Balance, June 30, 2026[1]	$270.1
[1] Balance, representing deferred transaction costs, is in an asset position.

Hudbay has two senior secured revolving credit facilities with total commitments of $450.0 million and substantially similar terms and conditions for its Canadian and Peruvian businesses. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with Copper World, Mason and Cactus projects. The two senior secured revolving credit facilities mature in November 2028. The revolving credit facility includes an accordion feature to increase the facility by an additional $150 million at Hudbay's discretion.

During the three months ended June 30, 2026, Hudbay drew $272.0 million under its Canadian revolving credit facility, which remains outstanding as of June 30, 2026.

As at June 30, 2026, there were nil draws under the Peruvian revolving credit facilities, other than letters of credit to support reclamation and pension obligations as described below.

As at June 30, 2026, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $24.3 million in letters of credit issued under the Canadian revolving credit facility to support its reclamation and pension obligations. As at June 30, 2026, the Company was in compliance with its covenants under the revolving credit facilities.

Surety bonds

The Arizona segment had $23.2 million in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

The British Columbia segment had $46.2 million in surety bonds issued to support future reclamation and closure obligations. The British Columbia segment had $1.5 million in surety bonds issued to BC Hydro in relation to the BC Hydro transmission system at the Copper Mountain Mine, and to Fisheries and Oceans Canada for fish monitoring. No cash collateral is required to be posted under these surety bonds.

The Peru segment had nil million in surety bonds issued to support future reclamation and closure obligations.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

Other letters of credit

The Peru segment had $145.3 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

The British Columbia segment had $0.3 million in letters of credit issued to the Ministry of Finance and Ministry of Transport and Transit related to other operating matters. No cash collateral is required to be posted under these letters of credit.

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at June 30, 2026, the Manitoba segment had $55.7 million in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

(c)  Senior unsecured municipal bonds

Balance, December 31, 2025	$-
Addition	52.0
Transaction costs	(1.3)
Balance, June 30, 2026	$50.7

On June 24, 2026, $52.0 million aggregate principal amount of Municipal bonds were issued by the Arizona Industrial Development Authority (note 11). The Municipal bonds carry a fixed interest rate of 4.50% per annum, payable semi-annually.

At inception, the carrying value of the Municipal bonds is $50.7 million, net of $1.3 million in transaction cost. This transaction cost is capitalized against the liability and amortized over the initial term interest rate period using the effective interest method.

The Municipal bonds are senior unsecured obligations of Copper World LLC and are guaranteed on a senior unsecured basis by the Company and its primary operating subsidiaries.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

18. Deferred revenue

Peru Stream Agreement

For the three and six months ended June 30, 2026, the drawdown rates for the Peru stream agreement for gold and silver were $833 and $15.56 per ounce, respectively (year ended December 31, 2025 - $860 and $15.06 per ounce, respectively).

The following table summarizes changes in deferred revenue:

Balance, January 1, 2025	$372.2
Amortization of deferred revenue:
Liability drawdown	(65.1)
Variable consideration adjustments - prior periods	(9.9)
Accretion on streaming arrangements:
Current year additions	20.5
Variable consideration adjustments - prior periods	(0.6)
Balance, December 31, 2025	$317.1
Amortization of deferred revenue (note 7a):
Liability drawdown	(29.1)
Variable consideration adjustments - prior periods	0.1
Accretion on streaming arrangements (note 7d):
Current year-to-date additions	9.0
Variable consideration adjustments - prior periods	-
Balance, June 30, 2026	$297.1

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2026, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an decrease in revenue of $0.1 million and $nil impact to finance expense for the six months ended June 30, 2026 (year ended December 31, 2025 - an increase in revenue of $9.9 million and a decrease in finance expense of $0.6 million).

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2026	Dec. 31, 2025
Current	$33.2	$52.1
Non-current	263.9	265.0
	$297.1	$317.1

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

19. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Jun. 30, 2026	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 14)	$17.0	$25.9	$7.6	$9.0	$1.6	$61.1
Non-current	319.7	-	2.5	4.1	1.2	327.5
	$336.7	$25.9	$10.1	$13.1	$2.8	$388.6

Dec. 31, 2025	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 14)	$20.6	$21.5	$20.5	$19.0	$8.6	$90.2
Non-current	297.8	-	5.6	7.9	1.3	312.6
	$318.4	$21.5	$26.1	$26.9	$9.9	$402.8
[1] Relates primarily to flow-through share premiums, restructuring costs and other non-capital provisions.

Decommissioning and restoration obligations ("DRO") are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the six months ended June 30, 2026, the Company recorded a non-cash loss of $7.6 million in the condensed consolidated interim statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision. The re-evaluation adjustment was impacted by the timing and extent of cash flows for Flin Flon's closed sites. The adjustment also reflects net changes in long term, risk-free real discount rates based on changes in Canadian bond yields as well as increases in inflation rates. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a loss in the condensed consolidated interim statements of income.

As at June 30, 2026, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 2.37% to 5.03% per annum (December 31, 2025 - 2.41% to 4.95%), using pre-tax, nominal risk-free interest rates that reflect the estimated maturity of each specific liability.

During the six months ended June 30, 2025, the Company recorded a non-cash gain of $1.0 million in the condensed consolidated interim statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

20. Income and mining taxes

The tax expense is applicable as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Current
Income tax expense	41.7	$30.3	$125.7	$64.8
Mining tax expense	32.7	17.6	79.4	38.9
Adjustments in respect of prior years	-	-	(0.7)	(1.9)
	74.4	47.9	204.4	101.8
Deferred
Income tax expense (recovery) - origination, revaluation and/or reversal of temporary differences	26.5	(10.5)	42.2	10.9
Mining tax (recovery) expense - origination, revaluation and/or reversal of temporary difference	1.4	1.0	0.7	(1.4)
Adjustments in respect of prior years	-	-	2.5	(0.8)
	27.9	(9.5)	45.4	8.7
	$102.3	$38.4	$249.8	$110.5

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

21. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Six months ended Jun. 30, 2026		Year ended Dec. 31, 2025
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	396,834,231	$2,668.2	394,932,374	$2,641.3
Shares issued on acquisition of Arizona Sonoran (note 4)	46,794,082	1,135.6	-	-
Equity issuance, net of issuance costs	-	-	465,394	4.2
Flow through shares, net of share issuance costs and implied premium	-	-	887,000	13.7
Exercise of options	516,447	4.6	478,755	4.1
Exercise of warrants	-	-	70,708	0.5
Tax adjustments in respect of prior years	-	-	-	4.4
Balance, end of the period	444,144,760	$3,808.4	396,834,231	$2,668.2

Shares issued on acquisition of Arizona Sonoran

On June 24, 2026, the Company completed the acquisition of all the issued and outstanding common shares of ASCU. As consideration for the acquisition, the Company issued a total of 46,794,082 common shares for gross value of $1,135.6 million, based on the fair value of the net assets received from the ASCU Transaction (note 4).

Equity issuance

On June 24, 2025, the Company closed a private placement deal to issue 465,394 common shares at a price of C$13.30 per Common Share for aggregate gross proceeds of $4.5 million. Associated with the private placement were $0.3 million of share issuance costs resulting in net equity raised of $4.2 million. The net proceeds of this private placement were used to fund the $4.5 million cash consideration on closing of the acquisition of MMC's 25% interest in CMBC.

Flow-through share financing

During the year ended December 31, 2025, the Company completed a Canadian Exploration Expense ("CEE") flow-through financing. The Company issued 887,000 common shares for proceeds, net of transaction costs, of $22.6 million. The implied premium on the flow-through shares of $8.9 million was recorded as a flow-through share liability. The flow-through share liability will be recognized in earnings as eligible expenditures are made. During the six months ended June 30, 2026, $6.1 million of flow-through share liability was renounced and recognized in other expenses (note 7c) on the condensed consolidated statements of income.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

Dividends

During the six months ended June 30, 2026, the Company declared two quarterly dividends of C$0.01 per share. The Company paid $2.9 million and $2.8 million in dividends on March 27, 2026 and June 26, 2026, respectively, to shareholders of record as of March 10, 2026 and June 9, 2026.

During the year ended December 31, 2025, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2.8 million and $2.8 million in dividends on March 21, 2025 and September 19, 2025, respectively, to shareholders of record as of March 4, 2025 and September 2, 2025.

(c) Equity-settled share-based compensation

Stock Options

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following table outlines the changes in the number of stock options outstanding:

	Jun. 30, 2026		Dec. 31, 2025
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	2,710,414	$8.34	2,484,107	$7.42
Number of units granted	270,247	$34.15	828,720	$10.81
Exercised	(516,447)	$7.97	(478,755)	$7.69
Forfeited	(40,992)	$13.25	(123,658)	$9.01
Balance, end of period	2,423,222	$11.22	2,710,414	$8.34

The following table outlines stock options outstanding and exercisable:

Jun. 30, 2026
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	236,123	0.66	$3.76	236,123	$3.76
$5.27 - $7.13	357,180	3.67	$6.75	357,180	$6.75
$7.14 - $8.71	535,329	4.65	$7.50	287,158	$7.50
$8.72 - $10.60	391,116	2.21	$10.15	391,116	$10.15
$10.61 - $13.50	639,845	5.64	$10.81	151,542	$10.79
$13.51 - $34.10	260,045	6.68	$34.10	-	$-
$34.11 - $38.07	3,584	6.68	$38.07	-	$-

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

Dec. 31, 2025
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	292,198	1.15	$3.76	290,732	$3.76
$5.27 - $7.13	503,099	4.16	$6.75	273,014	$6.75
$7.14 - $8.71	687,508	5.15	$7.50	164,283	$7.50
$8.72 - $10.60	459,772	2.73	$10.13	458,500	$10.13
$10.61 - $13.50	767,837	6.12	$10.81	-	$-

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

22. Earnings per share

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Weighted average common shares outstanding
Basic	400,356,079	395,085,907	397,729,494	395,018,364
Plus net incremental shares from:
Assumed conversion: stock options	1,659,534	719,932	1,724,775	719,637
Assumed conversion: warrants	-	21,472	-	21,553
Diluted weighted average common shares outstanding	402,015,613	395,827,311	399,454,269	395,759,554

The calculation of dilutive weighted-average number of common shares excludes the impact of 117,562 and 6 shares for the three and six months ended June 30, 2026, respectively (three and six months ended June 30, 2025 - 274,405 and 197,982, respectively). The shares related to stock options and warrants were excluded as the exercise price related to the particular security exceeded the average market price of the Company's common shares for the period, or the inclusion of the share units had an anti-dilutive effect on net income.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

23. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Jun. 30, 2026		Dec. 31, 2025
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents[1]	$890.9	$890.9	$568.9	$568.9
Restricted cash[1]	50.1	50.1	0.2	0.2
Deferred consideration receivable[2]	172.2	173.0	-	-
Fair value through profit or loss
Trade and other receivables[3,4]	175.3	175.3	347.6	347.6
Non-hedge derivative assets [5]	3.2	3.2	0.6	0.6
Investments at fair value through profit or loss [6]	153.9	153.9	130.9	130.9
Total financial assets	$1,445.6	$1,446.4	$1,048.2	$1,048.2
Financial liabilities at amortized cost
Trade and other payables1, [3]	$305.0	$305.0	$330.5	$330.5
Deferred Copper Mountain acquisition consideration[7]	14.9	14.8	17.5	17.4
Contingent Copper Mountain acquisition consideration[7]	13.6	14.3	14.1	13.9
Deferred land payments[7]	102.8	102.8	-	-
Agreements with communities[8]	90.8	89.5	107.2	105.9
Senior secured revolving credit facilities[9]	272.0	270.1	(2.3)	(2.3)
Senior unsecured notes[10]	545.7	539.4	1,022.7	1,010.9
Senior unsecured municipal bonds [11]	51.7	50.7	-	-
Wheaton refund liability[12]	14.1	8.3	13.9	7.9
Fair value through profit or loss
Non-hedge derivative liabilities [5]	8.2	8.2	31.9	31.9
Total financial liabilities	$1,418.8	$1,403.1	$1,535.5	$1,516.1
[1] Cash and cash equivalents, restricted cash, trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
[2] Fair value of the deferred consideration receivable has been determined using an applicable credit-risk adjusted discount rate (level 3).
[3] Excludes tax and other statutory amounts.
[4] Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices (level 2).
[5] Derivatives are carried at their fair value, which is determined based on observable forward market commodity prices corresponding to the maturity of the contract (level 2),
[6] Investments in listed shares are valued using quoted market bid prices in active markets. For Investments in private companies where no active market exists, fair value is determined using valuation techniques including recent arm's length market transactions.
[7] Fair value has been determined using an applicable credit-risk adjusted discount rate (level 3).
[8] These financial liabilities relate to agreements with communities in Peru (note 15). Fair values have been determined using an applicable credit-risk adjusted discounted rate and foreign exchange rates (level 3).
[9] Fair value of the senior secured revolving credit facility (note 17b) is equal to its carrying value as the drawn interest rate under the facility is comparable to current market rates.
[10] Fair value of the senior unsecured notes (note 17a) has been determined using an applicable credit-risk adjusted discount rate (level 3).
[11] Fair value of the municipal bonds (note 17c) has been determined using comparable current market rates for similar instruments, adjusted for estimated credit spreads (level 2).
[12] Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 15) and fair value using an applicable credit-risk adjusted discount rate (level 3).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market                   data.

June 30, 2026	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$160.1	$-	$160.1
Non-hedge derivatives	-	3.2	-	3.2
Investments	150.9	-	3.0	153.9
Financial assets at amortized cost:
Deferred consideration receivable	-	-	172.2	172.2
	$150.9	$163.3	$175.2	$489.4
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$8.2	$-	$8.2
Financial liabilities at amortized cost:
Deferred Copper Mountain acquisition consideration	-	-	14.9	14.9
Contingent Copper Mountain acquisition consideration	-	-	13.6	13.6
Deferred land payments			102.8	102.8
Agreements with communities	-	-	90.8	90.8
Senior secured revolving credit facilities			272.0	272.0
Senior unsecured notes	545.7	-	-	545.7
Senior unsecured municipal bonds	-	51.7	-	51.7
Wheaton refund liability			14.1	$14.1
	$545.7	$59.9	$508.2	$1,113.8

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

December 31, 2025	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$302.2	$-	$302.2
Non-hedge derivatives	-	0.6	-	0.6
Investments	127.9	-	3.0	130.9
	$127.9	$302.8	$3.0	$433.7
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$31.9	$-	$31.9
Financial liabilities at amortized cost:
Deferred Copper Mountain acquisition consideration	-	-	17.5	17.5
Contingent Copper Mountain acquisition consideration	-	-	14.1	14.1
Agreements with communities	-	-	107.2	107.2
Senior unsecured notes	1,022.7	-	-	1,022.7
Wheaton refund liability	-	-	13.9	13.9
	$1,022.7	$31.9	$152.7	$1,207.3

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2026 and year ended December 31, 2025, Hudbay did not make any such transfers.

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2025.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at June 30, 2026, Hudbay had 55.5 million pounds of net copper swaps outstanding at an effective average price of $5.99/lb and settling from July to November 2026. As at December 31, 2025, Hudbay had 57.9 million pounds of net copper swaps outstanding at an effective average price of $5.18/lb and settling from January to May 2026. The aggregate fair value of the transactions at June 30, 2026 was a net liability of $4.5 million (December 31, 2025 - a net liability position of $26.4 million).

Gold fixed for floating swaps

Hudbay enters into gold fixed for floating swaps to manage the risk associated with provisional pricing terms on concentrate shipments. As at June 30, 2026, Hudbay had nil net gold swaps outstanding. As at December 31, 2025, Hudbay had 23,180 ounces of net gold swaps outstanding at an effective average price of $4,333/ounce and settling from January to February 2026. The aggregate fair value of the position at June 30, 2026 was nil (December 31, 2025 - a net liability of $4.9 million).

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at June 30, 2026, Hudbay had nil net zinc swaps outstanding. As at December 31, 2025, Hudbay had 7.3 million pounds of net zinc swaps outstanding at an effective average price of $1.40/lb and settling in January 2026. The aggregate fair value of the transactions at June 30, 2026 was nil (December 31, 2025 - nil).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

Copper forward sales

As at June 30, 2026, Hudbay had 6.6 million pounds of copper forwards outstanding at an effective average price of $6.03/lb and settling from July 2026 to April 2027. As at December 31, 2025, Hudbay had nil pounds of copper forwards outstanding. The aggregate fair value of the transactions at June 30, 2026 was a liability of $0.3 million (December 31, 2025 - nil).

Copper costless collars

As at June 30, 2026, Hudbay had 13.2 million pounds of copper collars outstanding settling from July 2026 to April 2027 at an average floor price of $5.76/lb and an average cap price of $6.36/lb. As at December 31, 2025, Hudbay had nil pounds of copper collars outstanding. The aggregate fair value of the position at June 30, 2026 was a liability of $0.2 million (December 31, 2025 - nil).

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

As at June 30, 2026 and December 31, 2025, Hudbay's net position consisted of contracts awaiting final pricing are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Jun. 30, 2026	Dec. 31, 2025	Jun. 30, 2026	Dec. 31, 2025
Copper	pounds (in 000s)	69,831	65,791	6.05	5.64
Gold	troy ounces	17,422	33,222	4,067	4,340
Silver	troy ounces	284,818	85,337	60.36	70.22
Zinc	pounds (in 000s)	-	8,365	-	1.40

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at June 30, 2026 was a liability position of $9.5 million (December 31, 2025 - an asset position of $40.9 million).

24. Commitments

Capital commitments

As at June 30, 2026, Hudbay had outstanding capital commitments in Manitoba of approximately $54.9 million of which $52.4 million can be terminated, approximately $14.0 million in British Columbia of which $nil can be terminated, approximately $19.2 million in Peru all of which can be terminated, and approximately $114.5 million in Arizona, primarily related to the Copper World Complex, of which $112.3 million can be terminated.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

25. Supplementary cash flow information

(a) Other operating activities:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Share-based compensation paid	$(0.2)	$(1.1)	$(56.1)	$(9.8)
Other	-	-	-	1.2
	$(0.2)	$(1.1)	$(56.1)	$(8.6)

(b) Change in non-cash working capital:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Change in:
Trade and other receivables	$130.5	$31.0	$175.5	$(1.4)
Other financial assets/liabilities	11.3	2.7	(25.9)	24.5
Inventories	(18.7)	11.8	(13.8)	14.6
Prepaid expenses	2.1	4.8	(0.9)	7.0
Trade and other payables	(35.3)	18.7	(38.4)	(14.7)
Provisions and other liabilities	(3.0)	(3.0)	(7.0)	(2.7)
	$86.9	$66.0	$89.5	$27.3

(c) Non-cash transactions:

During the six ended June 30, 2026 and 2025, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net increase in related property, plant and equipment assets of $19.3 million (June 30, 2025 - a net increase of $0.5 million), mainly related to changes to closure costs and real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $15.0 million (June 30, 2025 - $20.7 million) of capital additions related to the recognition of ROU assets and $56.3 million (June 30, 2025 - $8.2 million) of capital additions related to the recognition of property, plant and equipment that has been financed. Property, plant and equipment and other assets include nil capital additions related to agreements with communities (June 30, 2025 - $9.9 million). Property, plant and equipment includes $0.4 million deduction for accrued grants related to equipment eligible for credits (June 30, 2025 - $1.5 million).

- Property, plant and equipment includes $1,357.0 million of capital additions related to the purchase of ASCU that was purchased with 46,794,082 Hudbay common shares and $123.1 million of ASCU shares held by Hudbay (note 4).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

26. Segmented information

Hudbay has the following reportable segments identified by the individual mining operations of Manitoba, British Columbia, Peru, Copper World project and Cactus project. Corporate and other activities are not considered an operating segment and are included as a reconciliation to total consolidated results. Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure. Hudbay's second quarter 2026 income before tax was not affected by the ASCU Transaction as the Cactus project had no income or expenses recorded during the six day stub period from the date of acquisition to the end of the second quarter. No results for the Cactus project segment are reflected in the prior period comparative figures.

Three months ended June 30, 2026
	Peru	Manitoba	British Columbia	Copper World Project	Cactus Project	Corporate and other activities	Total
Revenue from external customers	$273.3	$258.4	$99.6	$-	$-	$-	$631.3
Cost of sales
Mine operating costs	112.4	90.9	70.2	-	-	-	273.5
Depreciation and amortization	45.4	21.2	22.2	-	-	-	88.8
Gross profit	115.5	146.3	7.2	-	-	-	269.0
Selling and administrative expenses	-	-	-	-	-	19.9	19.9
Exploration expenses	5.8	13.4	-	-	-	-	19.2
Other operating expenses (income)	5.5	(6.6)	0.6	0.3	-	4.9	4.7
Re-evaluation adjustment - environmental provision	-	5.5	-	-	-	-	5.5
Results from operating activities	$104.2	$134.0	$6.6	$(0.3)	$-	$(24.8)	$219.7
Interest expense on long term debt							13.3
Accretion on streaming arrangements							4.5
Change in fair value of financial instruments							(48.7)
Other net finance expense							10.2
Income before tax							$240.4

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

Three months ended June 30, 2025
	Peru	Manitoba	British Columbia	Copper World Project	Corporate and other activities	Total
Revenue from external customers	$259.6	$193.0	$83.8	$-	$-	$536.4
Cost of sales
Mine operating costs	127.8	74.3	61.4	-	-	263.5
Depreciation and amortization	56.0	23.6	16.8	-	-	96.4
Gross profit	75.8	95.1	5.6	-	-	176.5
Selling and administrative expenses	-	-	-	-	20.7	20.7
Exploration expenses	5.4	4.0	-	-	-	9.4
Other operating expenses (income)	3.4	4.2	0.7	0.1	(1.3)	7.1
Re-evaluation adjustment - environmental provision	-	(13.8)	-	-	-	(13.8)
Results from operating activities	$67.0	$100.7	$4.9	$(0.1)	$(19.4)	$153.1
Interest expense on long term debt						15.6
Accretion on streaming arrangements						5.2
Change in fair value of financial instruments						(4.1)
Other net finance income						(16.7)
Income before tax						$153.1

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

Six months ended June 30, 2026
	Peru	Manitoba	British Columbia	Copper World Project	Cactus Project	Corporate and other activities	Total
Revenue from external customers	$636.3	$544.9	$207.4	$-	$-	$-	$1,388.6
Cost of sales
Mine operating costs	247.6	171.1	144.2	-	-	-	562.9
Depreciation and amortization	106.8	41.2	40.7	-	-	-	188.7
Gross profit	281.9	332.6	22.5	-	-	-	637.0
Selling and administrative expenses	-	-	-	-	-	54.3	54.3
Exploration expenses	8.5	26.9	-	-	-	-	35.4
Other operating expenses (income)	13.2	(2.3)	0.9	0.1	-	2.9	14.8
Re-evaluation adjustment - environmental provision	-	7.6	-	-	-	-	7.6
Results from operating activities	$260.2	$300.4	$21.6	$(0.1)	$-	$(57.2)	$524.9
Interest expense on long term debt							27.7
Accretion on streaming arrangements							9.0
Change in fair value of financial instruments							(111.6)
Other net finance expense							20.4
Income before tax							$579.4

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

Six months ended June 30, 2025
	Peru	Manitoba	British Columbia	Copper World Project	Corporate and other activities	Total
Revenue from external customers	$549.3	$417.8	$164.2	$-	$-	$1,131.3
Cost of sales
Mine operating costs	256.3	146.8	115.9	-	-	519.0
Depreciation and amortization	124.2	47.5	32.8	-	-	204.5
Gross profit	168.8	223.5	15.5	-	-	407.8

Selling and administrative expenses	-	-	-	-	34.4	34.4
Exploration expenses	8.7	14.6	-	-	-	23.3
Other operating expenses (income)	5.4	6.7	2.4	0.2	(2.4)	12.3
Re-evaluation adjustment - environmental provision	-	(1.0)	-	-	-	(1.0)
Results from operating activities	$154.7	$203.2	$13.1	$(0.2)	$(32.0)	$338.8
Interest expense on long term debt						31.5
Accretion on streaming arrangements						9.6
Change in fair value of financial instruments						(9.3)
Other net finance income						(17.4)
Income before tax						$324.4

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2026 and 2025

June 30, 2026
	Peru	Manitoba	British Columbia	Copper World Project	Cactus Project	Corporate and other activities	Total
Total assets	$2,373.6	$417.5	$1,384.0	$1,772.6	$1,371.6	$742.7	$8,062.0
Total liabilities	874.1	448.5	279.6	153.2	104.6	941.4	2,801.4
Property, plant and equipment[1]	1,804.9	593.8	1,159.8	1,212.9	1,361.1	64.0	6,196.5
Other non-current assets[2]	59.2	21.4	9.9	173.1	-	0.4	264.0
[1] Included in Corporate and other activities are $52.7 million of property, plant and equipment that is located in Nevada.
[2] Other non-current assets includes receivables, inventory, intangibles and other assets.

December 31, 2025
	Peru	Manitoba	British Columbia	Copper World Project	Corporate and other activities	Total
Total assets	$2,492.0	$471.5	$1,320.2	$1,147.5	$792.1	$6,223.3
Total liabilities	1,031.3	424.3	269.2	103.6	1,163.9	2,992.3
Property, plant and equipment[1]	1,815.7	604.3	1,082.6	1,144.9	46.4	4,693.9
Other non-current assets[2]	64.3	21.4	9.9	0.2	0.5	96.3
[1] Included in Corporate and other activities is $33.9 million of property, plant and equipment that is located in Nevada.
[2] Other non-current assets includes receivables, inventory, intangibles and other assets.